SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                            SHOWBIZ PIZZA TIME, INC.
                                (Name of Issuer)


                     COMMON STOCK, $0.10 par value per share
                         (Title of Class of Securities)


                                    825388309
                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  July 22, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)


CORPDAL:54929.5  18747-00001
                                       -1-

CUSIP No. 825388309

1 . Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                   The Hallwood Group Incorporated            51-0261339

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)               (b)

3. SEC Use Only

4. Source of Funds (See instructions)- Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]

6. Citizenship or Place of Organization - Delaware



         Number of Shares
         Beneficially Owned by
         Each Reporting           7.      Sole Voting Power            2,413,789
         Person With
                                  8.      Shared Voting Power                  0

                                  9.      Sole Dispositive Power       2,413,789

                                 10.      Shared Dispositive Power             0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                    2,413,789

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row 11.
                                      13.2%

14. Type of Reporting Person (See Instructions):
                                       CO


CORPDAL:54929.5  18747-00001
                                       -2-

                                  Schedule 13D

         This Amendment No. 10 to Schedule 13D amends the Schedule 13D, dated March 8, 1994, as amended (the "Schedule 13D"), filed by The Hallwood Group Incorporated, a Delaware corporation, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 1.           Security and Issuer.

                  No material changes.

Item 2.           Identity and Background.


                  (a)     Name:

                           The person on whose behalf this statement is filed is
                  The  Hallwood  Group  Incorporated,   a  Delaware  corporation
                  ("Hallwood").

                           Hallwood's Board of Directors consists of Anthony J.
                  Gumbiner, Brian M.Troup, Robert L. Lynch, Charles A. Crocco, Jr. and J. Thomas Talbot. Hallwood's officers are Anthony J. Gumbiner, Chairman of the Board of Directors and Chief Executive Officer; Brian M. Troup, President and Chief Operating Officer; William L. Guzzetti, Executive Vice President; Melvin J. Melle, Vice President, Chief Financial Officer and Secretary; Mary P. Doyle, Vice President, and Joseph T. Koenig, Assistant Secretary and Treasurer. Although such directors and officers are not reporting persons, they are persons ("Instruction C Persons")identified in Instruction C to Schedule 13D and hence provide the information required by Items 2 through 6 of this Schedule 13D.

                  (b)      Business address:

                           The  address of the  principal  office of Hallwood is
                  3710 Rawlins, Suite 1500, Dallas, Texas 75219. All of the directors and executive officers can be contacted at this address.

                  (c)      Principal business:

                           Hallwood is a diversified  holding company  comprised
                  of three divisions operating in five business segments: real estate, energy, textile products, hotels and investments in associated companies.


CORPDAL:54929.5  18747-00001
                                       -3-

                           Anthony  J.  Gumbiner  is  Chairman  of the  Board of
                  Directors, Chief Executive Officer and a director of Hallwood, Chairman of the Board of Directors, Chief Executive Officer and a director of Hallwood Energy Corporation ("HEC"), a director of Hallwood Holdings S.A. ("HHSA"), and a director of the Company, Hallwood Consolidated Resources Corporation ("HCRC") and Hallwood Realty Corporation ("HRC"), which is the general partner of Hallwood Realty Partners, L.P. ("HRP").

                           William L.  Guzzetti is  President,  Chief  Operating
                  Officer and a director of HEC, Executive Vice President of Hallwood, President and director of HRC, and President and director of HCRC.

                           Brian M. Troup is President,  Chief Operating Officer
                  and a director of Hallwood, a director of HHSA, the Company, HEC, HCRC and HRC and Finance Director of Anglo Metropolitan Holdings, plc.

                           Robert L. Lynch is Vice  Chairman  and a director  of
                  Hallwood, a director of the Company, and Chairman of the Board and Chief Executive Officer of Perpetual Storage, Inc.

                           Charles A. Crocco, Jr. is a director of Hallwood,
                  First Banks America, Inc. and the Company, and is a shareholder in the law firm of Crocco & DeMaio, P.C.

                           J. Thomas Talbot is a director of Hallwood, Fidelity
                  National Financial, Inc., the Company, Hemetter Enterprises, Inc., The Baldwin Company and Koll Real Estate Group. Mr. Talbot is a partner of Shaw & Talbot and Pacific Management Group and is the owner of The Talbot Company.

                           Melvin J. Melle is Vice President, Chief Financial
                  Officer and Secretary of Hallwood.

                           Mary P. Doyle is Vice President of Hallwood.

                           Joseph T. Koenig is Assistant Vice President and
                  Treasurer of Hallwood.


                  (d)      Criminal convictions:

                           None of the  persons  providing  information  in this
                  statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.


CORPDAL:54929.5  18747-00001
                                       -4-

                  (e)      Civil proceedings:

                           Except for  Hallwood,  none of the persons  providing
                  information in this statement have been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal securities laws or finding any violation with respect to such laws.

                           On July 22, 1996,  Hallwood agreed to a settlement of
                  a claim by the Securities and Exchange Commission (the "SEC") arising from Hallwood's sale of a small portion of its holdings in the stock of ShowBiz Pizza Time, Inc. ("ShowBiz") during a four-day period in June 1993. These and other similar sales were made by Hallwood pursuant to a pre-planned, long-term selling program begun in December 1992. The SEC asserted that some, but not all, of Hallwood's June 1993 sales were improper because, before the sales program was completed, the Company is alleged to have received nonpublic information about ShowBiz. In connection with the settlement, Hallwood agreed to contribute approximately $953,000, representing the loss that the SEC alleged Hallwood avoided by selling during the four-day period, plus interest of $240,000. Hallwood also agreed to be subject to an injunction against any future violations of certain federal securities laws. In addition, the SEC alleged that Anthony J. Gumbiner, Chairman of the Board and Chief Executive Officer of Hallwood, failed to take appropriate action to discontinue Hallwood's sales of the ShowBiz shares during the four days in question. Mr. Gumbiner did not directly conduct the sales, nor did he sell any shares for his own account or for the account of any trust for which he has the power to designate the trustee. Although the sales were made solely by the Company, the SEC assessed a civil penalty of $477,000 against Mr. Gumbiner, as a "control person" for Hallwood. Mr. Gumbiner, however, is not subject to any separate injunction concerning his future personal activities. As provided in the settlement, neither the Company nor Mr. Gumbiner admits or denies the allegations made by the SEC, and both entered into the settlement to avoid the extraordinary time and expense that would be involved in protracted litigation with the government.

                  (f) Hallwood is a Delaware corporation with its principal business offices at the address given above. Messrs. Gumbiner and Troup are citizens of the U.K. Messrs. Lynch, Crocco, Talbot, Melle and Koenig and Ms. Doyle are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.           Purpose of Transaction.


CORPDAL:54929.5  18747-00001
                                       -5-

                  No material changes.

Item 5.           Interest in Securities of the Issuer.

                  No material changes.

Item 6. Contracts, Arrangements, Understandings or Relationship's with Respect to Securities of the Issuer.

                           In connection  with the  settlement of certain claims
                  arising under the petition for reorganization relief under Chapter 11 of Title 11 of the United States Code filed by Integra - A Hotel and Restaurant Company ("Integra"), Hallwood issued a Secured Settlement Note and Pledge Agreement in the principal amount of $4,000,000, dated March 8, 1994 (the "Note") to the Integra Unsecured Creditors' Trust (the "Trust"). The Note is secured by a pledge of 517,242 shares (on a post- split basis) of Common Stock of the Company (the "Shares") held by Hallwood, including any extraordinary dividends of any type on the Shares. For purposes of the agreement, extraordinary dividends include, but are not limited to, dividends of any security or other non-cash assets, whether in the form of stock splits or otherwise, and cash dividends that, over the course of one year, exceed 1% of the market value of the stock.

                           In  addition,  Hallwood  granted  to  the  Trust  the
                  following rights: if, on the date the Note is paid in full (the "Payment Date"), the Shares have a market value greater than $16.67 per share (on a post-split basis), Hallwood will be obligated to pay immediately an amount equal to the difference between the market value of the Shares and $16.67 per share. The market value of the Shares will be measured by taking an average of the closing prices of the Common Stock for the month prior to the Payment Date.

                           On April 19,  1994,  Hallwood  obtained a  $6,000,000
                  line of credit from Merrill Lynch Business Financial Services Inc. and secured this line of credit with a pledge of 1,439,365 shares of Common Stock of the Company held by Hallwood. The line of credit was amended on June 4, 1996, increasing the loan amount to $7,000,000 and extending the maturity date to April 30, 1997. As of July 1, 1996, the line of credit is secured by 1,896,547 shares of Common Stock of the Company held by Hallwood.

Item 7.           Materials to Be Filed as Exhibits.

                  No material changes.




CORPDAL:54929.5  18747-00001
                                       -6-

                                    SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  September 18, 1996            THE HALLWOOD GROUP INCORPORATED


                                     By: /s/Melvin J. Melle
                                        ----------------------------
                                            Melvin J. Melle

                           Vice President, Chief Financial Officer and Secretary




CORPDAL:54929.5  18747-00001
                                       -7-